Exhibit 99.6
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
UK North Sea: Total announces two promising discoveries
in the Alwyn area
Paris, 6 November, 2006 — Total is pleased to announce that its wholly owned subsidiary, Total E&P UK PLC, has made two significant oil and gas discoveries in the Alwyn Area.
The Alwyn Area is located in the UK sector of the North Sea, 160 kilometres east of the Shetland Islands and 440 kilometres northeast of Aberdeen. Production from the Alwyn Area includes the Alwyn North, Dunbar, Grant, Ellon, Nuggets, and Forvie North fields which are all 100% owned and operated by Total.
The Jura West 3/15-10 well was drilled 10 kilometres east of the Dunbar field. The well intersected over 300 metres of good quality Middle Jurassic, Brent reservoir, all of which has been found to be gas-bearing.
Jura West is expected to start production in 2008, via a 3 kilometre tie-back to the Forvie North subsea manifold which is linked to the Alwyn North NAB process platform. A second development well and a near-by exploration well are already planned.
This discovery comes a few weeks after another exploration well drilled from the Alwyn North NAA platform (3/9a-N50) encountered 85 metres of gas condensate bearing sands in the Statfjord Formation and 60 metres of oil bearing sands in the overlying Brent Formation.
Through these successes, Total will extend the production plateau of its Alwyn core area well beyond 2010. They illustrate Total’s commitment to continue exploration of the UK continental shelf. By developing newly discovered accumulations using the infrastructure of long established fields, the Group participates in the further development of the North Sea oil and gas potential.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total E&P UK
Total E&P UK PLC is one of the leading oil and gas producers on the UK Continental Shelf with 345,000 barrels of oil equivalent per day from operated assets in 2005. Based in Aberdeen, the company owns and operates a cluster of fields in the Alwyn Area of the northern North Sea, the Elgin and Franklin Fields in the Central North Sea and the Otter Field northeast of Shetland. It is also currently developing the West Franklin Field in the Central North Sea. The Company also operates the St Fergus Gas Terminal and pipelines and has interests in a number of non-operated fields.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com